Exhibit 12.1

Ratio of Income (Loss) To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

			For the Year Ended		For the period
		December 31, 2010	December 31, 2009	December 31, 2008	from Nov. 21, 2007 through Dec. 31, 2007

Net income (loss) before taxes		$533,607	$323,984	$(119,797)	$(2,901)
Add:	fixed charges (interest expense)	152,236	35,083	60,544	415
	preferred stock dividend	-	-	-	-
Income (loss) as adjusted		$685,843	$359,067	$(59,253)	$(2,486)
Fixed charges (interest expense) + preferred stock dividend		$152,236	$35,083	$60,544	$415
Ratio of income (losses) to combined fixed charges and preferred stock dividends		4.51X	10.23X	(0.99X )	(5.99X )